Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
   Management Savings Plan for U.S. Operations:

We consent to the incorporation by reference in the registration statements (Nos. 333-163862 and 333-53420) on Form S-8 of the Canadian National Railway Company of our report dated June 17, 2013, with respect to the statements of net assets available for benefits of the Canadian National Railway Management Savings Plan for U.S. Operations as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Canadian National Railway Company Management Savings Plan for U.S. Operations.

(Signed) KPMG LLP

Chicago, Illinois
June 17, 2013